Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

Horizon Acquisition Corporation and Vivid Seats Conference Call

April 22, 2021

C: Todd Boehly; Eldridge and Horizon Acquisition Corporation; CEO

C: Stan Chia; Vivid Seats LLC; CEO

C: Larry Fey; Vivid Seats LLC; CFO

+++ presentation

Operator^ Welcome to the Horizon Acquisition Corporation and Vivid Seats Conference Call. We would like to first remind everyone that this call may contain forward-looking statements that are not historical facts consistent with the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.

I would now turn the call over to Todd Boehly, CEO of Eldridge and Horizon Acquisition Corporation.

Todd Boehly^ Thank you for joining us today. I am Todd Boehly, CEO of Horizon Acquisition Corp. and Eldridge and I'm joined today by the CEO and CFO of Vivid Seats, Stan Chia and Larry Fey. We are excited to take you through why Horizon and Vivid Seats are a fantastic combination.

At Eldridge, our mission is to provide management teams the capital and resources they need to execute their strategic plans and grow market opportunities in the significant businesses. Our equity capital comes with perspective, relationships and a formidable network of supported businesses with a shared commitment to growth.

We have a long history in sports and entertainment as well as in FinTech and our experience in these sectors informs our thesis that Horizon and Vivid Seats make for a compelling business combination. Vivid is a technology platform and marketplace that is scalable, growing and profitable. Those three things are really hard to find, so we're excited about that and we intend to use our expertise in these verticals to bolster the company success as they continue to outpace industry growth, offer customers and partners an unmatched value proposition and ultimately present investors with an exciting investment opportunity in a business that generates significant cash flow in an environment where fans are craving the return of live events.

We believe that Vivid's balance sheet post-transaction enables the company to drive organic growth and play a leading role consolidating the sector. With the strong balance sheet and a variable cost structure, we think we are perfectly situated to aggressively capture the market opportunity in front of us.

There are three key elements to this investment that get me excited that I would like to share. First, we believe we are acquiring a growing and a profitable business in an attractive industry at a compelling price. Vivid Seats delivered consistent growth and profitability for many years before the pandemic while continuously increasing the moats protecting its marketplace model.

We believe the company is well-positioned to exceed its projections given the pent-up demand for live events and long-term secular growth in the ticketing industry. Similarly situated marketplaces command premium valuations and we believe the combination of an attractive entry point and a robust outlook create a compelling investment profile.

Second, we are putting Vivid Seats in a position to win over the long term. The business generates significant cash flow and we are combining that with the balance sheet with limited leverage and significant cash as all transaction proceeds are being used to pay down debt. That combination means management will have maximum flexibility to pursue growth organically and through M&A. This is particularly important as we emerge from COVID with significant financial resources available to us.

Third, we believe Horizon is the right long-term partner and we have aligned our incentives with public shareholders. Vivid Seats with Horizon support will have access to a number of exciting partnership opportunities with highly relevant brands and institutions. These partnerships can expand the existing addressable market while increasing the awareness of the Vivid Seats' brand and value proposition.

In terms of alignment, we are investing several hundred million dollars. Management and existing investors are rolling over 100% of their equity with a shared excitement about the future. And on top of that, Horizon has taken its promote in the form of warrants. So, we only make money when the share price increases.

Lastly, I can't speak highly enough about this management team. Stan Chia and Larry Fey have unique history as Larry was on the deal team at GTCR when they made this investment. Recruiting Stan into the business in 2018 and then Stan brought Larry and his CFO in 2020 to take it to the next level.

In addition, across the organization there's a combination of senior leadership with deep technology and marketplace experience and expertise well suited to continue driving innovation and growth. We are proud to introduce to you this tremendous business with significant opportunity and we look forward to assisting Vivid Seats with its mission to be a leading ticketing marketplace.

With that, let me hand it over to Stan to talk more about team, their value proposition and the opportunity.

Stan Chia^ Thank you, Todd, for that introduction. I'm thrilled to speak with you all today to share our investment story. Vivid Seats is North America's most trusted independent marketplace for ticket to live sports, concerts and theater event. We provide leading technology platforms and services that connects fans of live events and ticket sellers with the ultimate goal of enabling fans to experience it live.

Attending live events creates lifetime memory and we believe our marketplace delivers a seamless experience to help fans buy tickets to the event they want to experience on their own timeline. We differentiate ourselves by offering tickets across a wide range of event with competitive pricing supplemented by a dynamic loyalty program, Vivid Seats Rewards, which combined provides our fans with unparalleled value and lets them attend more of their favorite events.

While Larry and I have the privilege of telling the Vivid Seats story today, we have an amazing group of leaders and employees that are the reason we have achieved all of our collective success. Many, many thanks to each and every one of them for their efforts and dedication.

Before I go into more detail in the business, Larry and I will spend a few minutes on our respective background.

I am a child of many worlds and cultures, being born in Singapore and growing up in New York. Being born in Singapore, I was required to serve in a military where I was given an opportunity to serve as Armored Infantry Officer and built the foundations that I still lead with today. More recently, I’ve spent the last 10-plus years in tech and have a good fortune of working at great organizations in multiple capacities at Amazon, both on the strategy, operations and retail side of the business.

And then prior to Vivid Seats as the Chief Operating Officer at Grubhub where we took a nascent, subscale delivery business and grew it to $1.6 billion in food sales and profitability. We built out enterprise partnership, adding 150 national brands to the platform culminating at the time in Yum! taking an equity stake in the company. And we aggressively pursued M&A, acquiring companies focused on regional rollups, technology and other asset buys.

Larry and I met when he was at GTCR on the investment team and more recently the opportunity came up for us to work together on an operational basis. And with the recruiting tables reversed, Larry joined us at Vivid Seats as CFO. I'll let him speak to his background.

Larry Fey^ Thanks, Stan. I came to Vivid Seats with the finance and investing background to having started my career in investment banking at Morgan Stanley and spending the next 15 years at GTCR in their tech and telecom practice. As Todd and Stan mentioned, I was part of the deal team that made the investment in Vivid Seats back in 2017. So, I've been closely following both business and the industry for the better part of five years.

I joined Vivid Seats in April of 2020 which was right at the onset of the global pandemic. We needed to quickly make a number of adjustments to navigate an unprecedented time in the industry. I was most impressed with every team member’s commitment to making the necessary changes to protect the business while simultaneously supporting our partners across the ticketing ecosystem. We believe our efforts have put us in an exceptional position to support fans who are eager to attend live events as sports and music open back up over the coming months.

Back to you, Stan.

Stan Chia^ Thanks, Larry. Getting into the business, Vivid Seats brings a compelling blend of scale, profitability and growth as a marketplace that is poise to disproportionately benefit upon the safe return of live events. Everything we do at Vivid Seats is centered around our vision that everyone should experience it live. Over the years, we've invested and are committed to continue delivering unparalleled value to our buyers.

We seek to build consumer trust and always provide value and authority, so fans know Vivid Seats is the safest place to buy ticket while receiving support from the best customer service in the industry. The Vivid Seats ecosystem covers the entire event and ticketing spectrum and connects millions of buyers with thousands of sellers, resulting in over 17 million ticket purchases across 200,000-plus events annually.

The scale of our business allows us to realize network efficiencies while creating significant moats. Our ecosystem is comprehensive and covers the entire event and ticketing spectrum with over 5 million customers buying 17 million tickets annually to over 200,000-plus events for more than 3,400 sellers.

We want to see our sellers succeed. They come into our marketplace directly or via SkyBox, the leading ERP within the seller community, where they can broadcast their inventory to all major marketplaces. And that means the strongest value proposition for our buyers who reaped the benefits of our competitively priced inventory that only scaled players are able to provide. Alongside this, we utilize our robust buyer datasets to serve up tailored and personalized recommendation.

In addition, buyers are able to take advantage of our loyalty program, Vivid Seats Rewards, along with our 100% buyer guarantee and the industry's best customer service to enjoy a differentiated ticket buying experience. Our technology stack was built foundationally to allow for nimble flexibility across all of our platforms.

First, Vivid Seats was born in the cloud and has built both its buyer and seller platforms in a modular, scalable and performance way. On the buyer side, we create a seamless transaction experience with search functionality and additional content to help our buyers either discover events to attend or quickly purchase tickets to events they know they want to attend.

On the seller side, we operate the largest ERP that helps sellers manage their inventory and complete transaction. SkyBox is a pretty used tool that we continually upgrade to support evolving seller needs. We also support additional distribution channels by providing our inventory, payment processing and customer service capability through a software product that powers partner website.

With Vivid Seats, it's never been easier for fans to buy tickets, enjoy their favorite live entertainment event. When you look at the ticketing market from 2014 to 2019, you'll find a market that grew approximately 34% with the secondary market generally outpacing the primary.

Post-pandemic, we see a number of reasons why this growth will not only continue but accelerate. Artists increasingly rely on touring as their primary source of income and without touring, they're missing out on ancillary revenue streams like merchandise. Artists are eager to get back on stage.

Demographic trends also support pent-up demand and accelerating growth. Millennials and Gen Z's favor experiences over material possession and personal savings in the U.S. has increased by an estimated $1.9 trillion that consumers have largely stayed home and increased their savings rate, making room for discretionary purchases in the days ahead.

Survey data indicates that the three things people most want to partake in, once it is safe to do so, are dining and travel and live events. All of these factors result in clear secular growth drivers that create an exciting, long-term opportunity for Vivid Seats.

While we are very proud of the business that we built and are excited about the opportunity ahead of us, I would like to spend some time discussing the impact the pandemic had on our business and how we responded. With the onset of a global pandemic, we were faced with the simultaneous need to right-size our business to reflect the virtually instantaneous pause of live event while supporting our buyers and sellers.

We are very proud of our action throughout 2020 and into 2021 and believe we laid the foundation for differentiated growth going forward through our actions. First, we focus on providing our buyers with flexible refund option and leading customer service. The onset of the pandemic caused the cancellation of thousands upon thousands of events. As these events cancelled, we offered our buyers a choice between a cash refund or loyalty awards credit which we paired with a donation to charity.

In contrast, many other marketplaces forced customers to take store credit. We are proud that we were able to offer our buyers who wanted or needed cash, that option, while also offering those buyers who are eager to return to live event the opportunity for additional future buying power. We paired this refund policy with exceptional customer service and support through a period when confusion and frustration were at all-time high.

Our customer first focus was validated when Newsweek awarded us Best Customer Service in Ticketing, a coveted award that you can't buy for the second year in a row. We also quickly work to provide our sellers with fair payment terms to protect their businesses and position them to weather the storm. While there was significant uncertainty as events cancelled and the outlook continually shifted, we focused on treating our sellers fairly while acknowledging that all parties were dealing with an unprecedented scenario.

Throughout the pandemic, we have worked to maintain as much liquidity in the ecosystem as possible by paying sellers quickly and supporting their ability to continue to operate. While we were taking these actions with our buyers and sellers, we were also hard at work internally to reengineer our systems and processes while streamlining the business to reflect the dramatic and sudden pause in live event.

After it was clear we were in the midst of a pandemic, we quickly saw order volumes declined by more than 90% and realized we had to quickly right-size our expense base to reflect this reality. Within several weeks, we reduced our expenses by more than 80% while retaining critical expertise across all of our functional teams.

These actions enabled us to limit our losses and are testament to the strength of our model and the agility of our team. By limiting our losses, we protected our balance sheet which in turn enabled us to deploy resources in support of our buyers and sellers. Since the start of the pandemic, we sent more than $75 million of cash refunds to buyers.

As we move into the recovery phase, we have demonstrated incredible financial flexibility in our business and are able to walk with our heads held high, given how we treated our customers and our sellers.

With that, I will turn it over to Larry to review our financials.

Larry Fey^ Thanks, Stan. In addition to my remarks, you can find additional financial details in the deck we filed today. I would like to first highlight our 2019 performance as this brings our starting point before the pandemic. From there, I will talk about our projections and some exciting outside levers that could enable us to meet or exceed our forecast.

In 2019, we generated $2.3 billion in gross order value, $469 million in net revenue and $128 million in pro forma adjusted EBITDA. In 2020, starting in mid-March, we experienced the material decline in GOV, revenue and profitability as live events came to a halt with volumes from April through the end of the year declining more than 90%.

While uncertainty remains around the exact timing and trajectory of the return of live events, we've created our base case projections, assuming 2022 brings market activity similar to 2019 levels with historical growth trends resuming in 2023 and beyond. The current progress of that team distribution along with the steady return of live events of fans in the stand creates growing confidence that 2022 will have limited restrictions as it relates to both the number of events and the number of fans who are able to attend those events.

For 2022, we are projecting similar top-line level to 2019 with $2.4 billion in gross order value and $459 million in net revenue. Our 2022 EBITDA is projected to be $110 million. This EBITDA projection includes a meaningful increase in our marketing spend to take full advantage of the reopening of live events, along with our longer term goals of increasing awareness and affinity toward the Vivid Seats brand.

If not for this additional investment, we would otherwise anticipate our 2022 EBITDA to be above 2019 levels as we realized meaningful cost efficiencies through our efforts in 2020. We are not assuming a meaningful GOV or revenue benefit in 2022 from our additional marketing investments. Instead, we are assuming a steady layering in of benefits in future years and believe this will create a slingshot effect on growth and profitability that results in 30% EBITDA growth in 2023 and 2024.

There are several levers that can potentially drive upside to our base case projections. The first available lever is the outpace industry growth. Historically, Vivid Seats has consistently outpaced market growth through our focus on treating buyers and sellers fairly while delivering the most value to both sides of the transaction.

As we have discussed, Vivid consistently did right by both buyers and sellers throughout the pandemic and we believe this will benefit us as live events return. While we acknowledge competition will remain robust, we are confident in our ability to continue to outpace industry growth, particularly as buyers seek to make up for lost time coming out of the pandemic.

The second lever is driving additional marketing efficiency. We are not assuming a benefit in 2022 from our additional marketing investments and assume a steady improvement in operating metrics over several years as these investment bear fruit. Our underlying assumption across conversion, direct traffic share and repeat rates leave room for outperformance when comparing our assumed levels over the life of our projections to those levels achieved by other companies with strong brand recognition and affinity.

The third lever is overall industry order growth. Live Nation has stated publicly that they expect 2022 to be a banner year with up to twice as many major tours relative to 2019. While sports has lesser ability to increase capacity, applying a healthy discount to the Live Nation guidance coupled with a slight increase in attendance in sporting events could drive a 10% to 25% in orders across the industry.

And the fourth lever comes in the form of average order size. Our base case GOV growth is being driven almost entirely by growth and orders. We have not assumed meaningful expansion in average order size despite historical data supporting 2% to 3% average annual AOS growth. On top of that, average order size is typically a function of supply and demand.

And with demand expected to outpace historical levels, we believe it is plausible there will be a healthy increase in average order size in 2022 as AOS has been up meaningfully since the pandemic began as demand has outpaced the limited available supply.

All of these factors support our confidence and our ability to meet or exceed our financial projections. We believe we are well-positioned to deliver sustained profitable growth and believe doing so will result in an attractive valuation multiple overtime.

So with that, I'll hand it back to Stan for closing remarks.

Stan Chia^ Thanks, Larry. A quick recap, as we think about our ability to disproportionately capitalized on the return of live events, we believe we are entering a unique time in history as the country eagerly returns to live events after more than a year away for many of our favorite activities. We believe we have built trust with our buyers and sellers while improving our products which positioned us well to fully capitalize on the anticipated spike in activity.

Our financial flexibility post-transaction means an even strong balance sheet to enable a spectrum of opportunistic partnerships, M&A and of course organic investments to accelerate our growth. For all of these reasons, we couldn't be more excited about this highly strategic merger with Horizon and our public listing in the months ahead.

Thank you for your attention today. We look forward to sharing additional information with you in the coming day.

Operator^ This concludes today's conference call. Thank you for participating. You may now disconnect.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation (“Horizon”) and Vivid Seats, which will be the going-forward public company, intend to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements Legend

Certain statements made in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," “targets”, "may," "will," "should," “would,” “will be,” “will continue,” “will likely result,” "future," "propose," “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon’s securities; the inability of the business combination to be completed by Horizon’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats’ shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats’ ability to manage growth; Vivid Seats’ ability to execute its business plan and meet its projections; potential disruption in Vivid Seats’ employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.